
October 5, 2010

Yongming Feng
Chief Executive Officer
USA Therapy, Inc.
Xiangdong Road, Shangsong Village, Baoji City, Fufeng County
Shaanxi Province, the People's Republic of China 722205

> **Re: USA Therapy, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed September 22, 2010**
> **File No. 001-34771**

Dear Mr. Feng:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that you filed a Form 8-K on August 12, 2010 to report merger transactions but did not file a proxy statement or an information statement related to this merger. Please tell us whether shareholder approval was required for the merger and, if so, why you did not file a proxy statement or an information statement related to the transaction.

2.   We note that you did not provide management's report on internal control over financial reporting in your Form 10-K filed on August 6, 2010. Refer to Item 308 and Item 308T of Regulation S-K. Please explain why you did not provide the required disclosure or amend your report accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sandra B. Hunter at (202) 551-3758 with any questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Marc Ross
        Sichenzia Ross Friedman Ference LLP
        Via *facsimile*: (212) 930-9725